SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


03025452

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to ______

Commission file number 1-5097

JUN 26 2003

JOHNSON CONTROLS SAVINGS AND INVESTMENT 401(K) PLAN
(Title of Plan)

JOHNSON CONTROLS, INC.
5757 North Green Bay Avenue
P.O. Box 591
Milwaukee, Wisconsin 53201

(Name and Address of Principal Executive Offices of Employer-Issuer)

Johnson Controls Savings and Investment (401k) Plan

Financial Statements and Report

December 31, 2002 and 2001

Johnson Controls Savings and Investment (401k) Plan

December 31, 2002 and 2001

*Other schedules required by the Department of Labor have been omitted as they are not applicable.



PricewaterhouseCoopers LLP
100 East Wisconsin Avenue
Suite 1500
Milwaukee WI 53202
Telephone (414) 212 1600

Report of Independent Auditors

To the Participants and Administrator of
the Johnson Controls Savings and
Investment (401k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Johnson Controls Savings and Investment (401k) Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 18, 2003

Johnson Controls Savings and Investment (401k) Plan
Statements of Net Assets Available for Benefits

	December 31,	
	2002	2001
Assets		
Investment in Master Trust	$ 876,745,901	$ 892,927,987
Investment in JCI ESOP	237,488,752	260,697,102
Total investments (See Note 3)	1,114,234,653	1,153,625,089
Receivables:		
Employer's contribution	37,701,709	35,200,231
Participants' contribution	475,163	-
Participant loans	34,920,950	33,775,894
Total receivables	73,097,822	68,976,125
Net assets available for benefits	$ 1,187,332,475	$ 1,222,601,214

The accompanying notes are an integral part of the financial statements.

Johnson Controls Savings and Investment (401k) Plan
Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31, 2002
Additions	
Additions to net assets attributed to:	
Investment loss:	
Net depreciation in fair value of investments in Master Trust	$ (76,417,096)
Net depreciation in fair value of investment in JCI ESOP	(1,910,449)
Interest and dividends	21,522,436
	(56,805,109)
Contributions:	
Participants'	67,656,404
Employer's	37,689,219
	105,345,623
Total additions	48,540,514
Deductions	
Deductions from net assets attributed to:	
Benefits paid to participants	78,133,642
Administrative expenses	258,213
Total deductions	78,391,855
Net decrease prior to transfers	(29,851,341)
Transfers to other plans, net	(5,417,398)
Net decrease	(35,268,739)
Net assets available for benefits:	
Beginning of year	1,222,601,214
End of year	$ 1,187,332,475

The accompanying notes are an integral part of the financial statements.

Johnson Controls Savings and Investment (401k) Plan

Notes to Financial Statements
December 31, 2002 and 2001

Note 1 - Description of the Plan

The Johnson Controls Savings and Investment (401k) Plan (the "Plan") is a defined contribution plan adopted effective August 1, 1974 for participation by eligible employees of Johnson Controls, Inc. ("JCI", the "Company" and "employer") and selected subsidiaries as designated by the Company's Board of Directors. Participants should refer to the plan document for a more complete description of the Plan's provisions.

The Plan is administered by the Benefits Administrative Committee appointed by the Company.

Note 2 - Organization and Accounting Policies

Accounting Method

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Administrative Expenses

Administrative expenses are paid by the Plan, as allowed by plan provisions, with all remaining expenses paid by the Company.

Savings and Investment Master Trust

Certain of the investments and all participant loans of the Plan are included under a master trust arrangement, the Johnson Controls, Inc. Savings and Investment Master Trust ("Master Trust"), trusteed by Fidelity Management Trust Company. All investments of the Master Trust, except the investment in the U.S. Equity Index Commingled Pool and the Fixed Income Fund, are stated at market value, based on quoted market prices. The fair value of the investment in the U.S. Equity Index Commingled Pool reflects a unit value computed daily based on share price, dividend information and the value of the fund's short-term investments. The guaranteed investment contracts within the Fixed Income Fund are stated at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus interest at the contract rate, less participant withdrawals.

Note 2 - Organization and Accounting Policies (cont.)

Savings and Investment Master Trust (cont.)

Investment income of the Master Trust is allocated among the participating plans daily based on the plans' relative equity interests in each of the Master Trust's investment programs as of the beginning of the applicable day. Interest income and share price appreciation or depreciation are recorded daily by each of the applicable investment programs. Dividend income is recorded either quarterly or semi-annually, depending on the investment program.

Statements of Financial Position as of December 31, 2002 and 2001 and the Statement of Operations and Changes in Participating Plans' Equity for the year ended December 31, 2002 for the Master Trust are presented in Note 11.

The Plan had approximately a 90% interest and a 91% interest in the assets of the Master Trust at December 31, 2002 and 2001, respectively.

Forfeitures of $3,002,944 and $1,467,403, related to the Plan, were in the Master Trust at December 31, 2002 and 2001, respectively.

Employee Stock Ownership Trust

The Plan also holds an interest in the Johnson Controls, Inc. Employee Stock Ownership Trust ("ESOP Trust"), trusteed by Fidelity Management Trust Company. The assets of the ESOP Trust are invested in Johnson Controls, Inc. Series D Convertible Preferred Stock ("Preferred Stock"). The Preferred Stock is valued at its estimated fair value as determined by an annual independent appraisal. Many factors, including the stated value of $512,000 per share ($51.20 per unit) and the Company's common stock price, were considered by the independent appraiser in arriving at estimated fair value. All participant forfeitures of unvested employer contributions of Preferred Stock are accounted for in the Preferred Stock Fund. Forfeitures of $512,670 and $42,163, related to the Plan, were in the fund at December 31, 2002 and 2001, respectively.

Statements of Financial Position as of December 31, 2002 and 2001 and the Statement of Operations and Changes in Trust Equity for the year ended December 31, 2002 for the ESOP Trust are presented in Note 10.

Risks and Uncertainties

The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Johnson Controls Savings and Investment (401k) Plan

Notes to Financial Statements (cont.)
December 31, 2002 and 2001

Note 2 - Organization and Accounting Policies (cont.)

Participant Loans

The Plan allows participants to borrow funds from their accounts. Monthly payroll deductions are required to repay a loan. The interest rate on a loan is based on the prime rate of interest at the loan's inception. Loans must be repaid in full at the time of retirement or termination.

Note 3 - Investments

The fair value of investments, including those individual investments that represent 5% or more of the Plan's assets, are as follows:

	December 31,	
	2002	2001
Investments at fair value as determined by quoted market price:		
Fidelity Funds:		
Puritan, 1,779,954 and 1,577,527 shares, respectively	$ 28,105,468	$ 27,874,900
Magellan, 1,256,752 and 1,250,920 shares, respectively	99,233,170	130,370,870
Growth and Income, 1,281,971 and 1,181,534 shares, respectively	38,856,530	44,165,730
Overseas, 482,661 and 425,639 shares, respectively	10,618,543	11,671,023
Asset Manager, 682,726 and 555,422 shares, respectively	9,421,619	8,609,048
Asset Manager: Growth, 1,173,429 and 1,043,939 shares, respectively	14,045,942	14,970,085
Asset Manager: Income, 282,104 and 223,903 shares, respectively	3,063,650	2,536,816
Retirement Government Money Market Portfolio, 10,944,073 and 8,986,093 shares, respectively	10,944,073	8,986,093
Short-Intermediate Government Portfolio, 1,541,361 and 694,311 shares, respectively	15,136,164	6,561,237
Janus Fund, 2,079,405 and 2,069,724 shares, respectively	37,054,999	50,915,211
Strong Common Stock, 1,346,427 and 1,063,714 shares, respectively	21,502,441	21,040,254
JCI ESOP, 1,481,157 and 1,614,224 units*, respectively	237,488,752	260,697,102
JCI Common Stock, 3,872,649 and 3,743,621 units, respectively	328,206,965	311,955,934
	$ 853,678,316	900,354,303

* Non-participant directed.

Johnson Controls Savings and Investment (401k) Plan

Notes to Financial Statements (cont.)
December 31, 2002 and 2001

Note 3 – Investments (cont.)

	December 31, 2002	December 31, 2001
Investments at estimated fair value:		
Fixed Income Fund, 202,736,176 and 178,289,874 units, respectively	202,736,176	178,289,874
U.S. Equity Index Commingled Pool, 2,200,996 and 2,221,657 units, respectively	57,820,161	74,980,912
	$1,114,234,653	$1,153,625,089

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $78,327,545 as follows:

Investments at fair value as determined by quoted market price:	
Fidelity Funds	$ (49,431,006)
Janus Fund	(14,189,488)
Strong Common Stock	(5,070,232)
JCI ESOP	(1,910,449)
JCI Common Stock	8,685,890
	(61,915,285)
Investments at estimated fair value:	
U.S. Equity Index Commingled Pool	(16,412,260)
Net decrease in fair value	$ (78,327,545)

Note 4 – Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating solely to nonparticipant-directed investments is as follows:

	December 31, 2002	December 31, 2001
Net Assets:		
JCI ESOP - Preferred Stock	$ 237,488,752	$ 260,697,102

Note 4 – Nonparticipant-Directed Investments (cont.)

	Year Ended December 31, 2002
Changes in Net Assets:	
Contributions	$ 35,193,041
Interest and dividends	5,987,318
Net depreciation	(1,910,449)
Benefits paid to participants	(114,702)
Transfers to participant-directed investments	(62,363,558)
	$ (23,208,350)

Note 5 - Participant Accounting

Participant recordkeeping is performed by Fidelity Investments Institutional Retirement Services Company ("Fidelity"). For all investment programs other than the JCI Common Stock Fund and the U.S. Equity Index Commingled Pool, Fidelity maintains participant balances on a share method. Participant investments in the JCI Common Stock Fund and the U.S. Equity Index Commingled Pool are accounted for on a unit value method. The unit value for the fund is computed daily based on share price, dividend information and the value of the fund's short-term investments. At December 31, 2002 and 2001, the Plan held 3,872,649 units and 3,743,621 units, respectively, of the JCI Common Stock Fund at unit values of $84.75 and $83.33, respectively, and as of the same dates, 2,200,996 units and 2,221,657 units, respectively, of the U.S. Equity Index Commingled Pool at unit values of $26.27 and $33.75, respectively.

Plan assets of $283,516,993 and $242,677,607 have been allocated to the accounts of persons who are no longer active participants of the Plan as of December 31, 2002 and 2001, respectively, but who have not yet received distributions as of that date.

Note 6 - Contributions

Participants can designate an amount up to fifteen percent (15%) of their gross salaries or wages of which the first six percent (6%) is eligible for the employer's matching contribution. Participant contributions are deposited in the investment programs of their choice. Participant contribution balances may be reallocated by participants among the investment programs at any time in increments of one percent. However, participants can reallocate deposits out of the Fixed Income Fund no more than once each calendar quarter in order to maximize the rate of return for that fund.

Note 6 – Contributions (cont.)

The employer's annual contribution to the Plan is stated as a percentage of the participants' eligible current year contributions which are in the Plan on December 31. An Employee Stock Ownership Plan (the "ESOP") was formed for the purpose of providing part or all of the employer contributions called for by the Plan, beginning with the 1989 contribution requirements. The ESOP Trust (see Note 2) acquired Preferred Stock of the Company by issuing debt, guaranteed by the Company. The dividends on the Preferred Stock plus Company contributions to the ESOP Trust are used by the ESOP Trust to service the debt. Annual debt service payments made by the ESOP Trust determine the amount of Preferred Stock allocated to the plan participants each year as an employer contribution. In the event that the employer matching contribution percentage for any year, as determined by the Company's return on equity formula defined in the Plan, exceeds the matching percentage provided by the ESOP Trust's Preferred Stock allocation, the excess is contributed by the Company to the Plan and invested in common stock of the Company.

A participant's interest in employer contributions, including increases and decreases in value, vests at the rate of twenty percent (20%) per year for each year of employment with the Company. If employment terminates other than by reason of retirement, death or total and permanent disability and the participant is not reemployed by the Company or its affiliates within 72 months of that date, the participant's interest in the nonvested portion of the employer contributions may be applied to reduce future employer contributions under the Plan.

Note 7 - Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated September 6, 1995, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

Note 8 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Note 9 – Party-in-Interest Transactions

Transactions involving JCI common and preferred stock, participant loans and the funds administered by Fidelity Management Trust Company, trustee of the Plan, are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

Johnson Controls Savings and Investment (401k) Plan

Notes to Financial Statements (cont.)
December 31, 2002 and 2001

Note 10 - Johnson Controls, Inc. Employee Stock Ownership Trust

Following are the Statements of Financial Position as of December 31, 2002 and 2001 and the Statement of Operations and Changes in Trust Equity for the year ended December 31, 2002 for the ESOP Trust:

Johnson Controls, Inc. Employee Stock Ownership Trust

Statements of Financial Position

	December 31,	
	2002	2001
Assets		
Johnson Controls, Inc., Series D Convertible Preferred Stock (199.9862 and 238.7778 shares, respectively)	$ 320,657,882	$ 385,626,188
Fidelity U.S. Government Reserve Pool	100,000	100,000
Accrued interest	5,116	8,252
	$ 320,762,998	$ 385,734,440
Liabilities and Trust Equity		
Current portion of long-term debt	$ 23,550,638	$ 21,018,311
Long-term debt	-	23,550,638
Trust equity	297,212,360	341,165,491
	$ 320,762,998	$ 385,734,440

Johnson Controls Savings and Investment (401k) Plan

Notes to Financial Statements (cont.)
December 31, 2002 and 2001

Note 10 - Johnson Controls, Inc. Employee Stock Ownership Trust (cont.)

Johnson Controls, Inc. Employee Stock Ownership Trust

Statement of Operations and Changes in Trust Equity

	For the Year Ended December 31, 2002
Interest income	$ 39,991
Dividend income	8,137,545
Employer contributions	84,527,326
Total increases	92,704,862
Debt repayments	21,018,311
Interest expense	3,128,433
Net depreciation	43,981,242
Withdrawals	68,530,007
Total decreases	136,657,993
Net decrease in trust equity	(43,953,131)
Trust equity	
Beginning of year	341,165,491
End of year	$ 297,212,360

Note 11 - Johnson Controls, Inc. Savings and Investment Master Trust

Following are the Statements of Financial Position as of December 31, 2002 and 2001 and the Statement of Operations and Changes in Participating Plans' Equity for the year ended December 31, 2002 for the Master Trust:

Johnson Controls Savings and Investment (401k) Plan

Notes to Financial Statements (cont.)
December 31, 2002 and 2001

Note 11 - Johnson Controls, Inc. Savings and Investment Master Trust (cont.)

Johnson Controls, Inc. Savings and Investment Master Trust
Statements of Financial Position

	December 31, 2002	December 31, 2001
Assets		
Investments at fair value:		
Fidelity Retirement Government Money Market Portfolio	$ 16,850,133	$ 13,827,758
Fidelity Puritan Fund	33,117,905	32,740,829
Fidelity Magellan Fund	111,770,055	145,481,297
Fidelity Growth & Income Portfolio	44,545,260	50,438,346
Fidelity U.S. Equity Index Commingled Pool	62,436,091	80,302,649
Fidelity Overseas Fund	11,967,759	12,975,661
Fidelity Asset Manager	10,901,180	9,847,208
Fidelity Asset Manager: Growth	16,296,886	17,289,937
Fidelity Asset Manager: Income	3,690,704	3,026,641
Fidelity Institutional Short-Intermediate Government Portfolio	16,474,440	7,297,379
Fidelity Short-Term Investment Fund	5,854,622	11,123,329
Janus Fund	40,286,123	54,745,727
Strong Common Stock Fund	22,860,301	22,338,229
JCI Common Stock Fund	357,897,459	336,865,390
Participant Loans	39,155,606	36,382,088
	794,104,524	834,682,468
Investments at contract value:		
Fidelity Income Portfolio	215,108,310	181,741,579
Total Assets	$ 1,009,212,834	$ 1,016,424,047
Participating Plans' Equity	$ 1,009,212,834	$ 1,016,424,047

Johnson Controls Savings and Investment (401k) Plan

Notes to Financial Statements (cont.)
December 31, 2002 and 2001

Note 11 – Johnson Controls, Inc. Savings and Investment Master Trust (cont.)

Johnson Controls, Inc. Savings and Investment Master Trust
Statement of Operations and Changes in Participating Plans' Equity

	Year Ended December 31, 2002
Additions	
Additions to net assets attributed to:	
Investment income	
Net appreciation (depreciation) in fair value of assets:	
Fidelity Puritan Fund	$ (3,814,644)
Fidelity Magellan Fund	(35,523,120)
Fidelity Growth & Income Portfolio	(9,951,497)
Fidelity U.S. Equity Index Commingled Pool	(17,680,649)
Fidelity Overseas Fund	(2,798,113)
Fidelity Asset Manager	(1,202,667)
Fidelity Asset Manager: Growth	(3,026,840)
Fidelity Asset Manager: Income	(129,922)
Fidelity Institutional Short-Intermediate Government Portfolio	448,858
Janus Fund	(15,331,008)
Strong Common Stock Fund	(5,375,471)
JCI Common Stock Fund	8,985,491
	(85,399,582)
Contributions:	
Participants'	79,937,758
Employer's	5,715,506
	85,653,264
Interest and dividend income	17,221,457
Total additions	17,475,139
Deductions	
Participant withdrawals	86,783,613
Administrative fees	305,600
Total deductions	87,089,213
Net decrease prior to reallocations and transfers from other plans	(69,614,074)
Participant reallocations from investments outside the Master Trust	60,611,864
Transfers from other plans, net	1,790,997
Net decrease	(7,211,213)
Net assets available for benefits:	
Beginning of year	1,016,424,047
End of year	$ 1,009,212,834

Johnson Controls Savings and Investment (401k) Plan

Employer Identification Number 39-0380010 Plan Number 333

Schedule of Assets (Held at End of Year)
December 31, 2002

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral par or maturity value	Cost	Current Value
* Johnson Controls, Inc.	Series D Convertible Preferred Stock 148.116 Shares (1)	$ 75,835,392	$ 237,488,752
* Participant Loans	Various (2)	- -	34,920,950

(1) The Preferred Stock is held in the Johnson Controls, Inc. Employee Stock Ownership Trust.

(2) There were 7,461 outstanding loans to participants at December 31, 2002, with varied maturities of up to 5 years. Each loan's interest rate is fixed at the prime rate as of the beginning of the calendar quarter in which it is issued. Interest rates range between approximately 4.25% and 9.50%.

* Indicates party-in-interest.

Johnson Controls Savings and Investment (401k) Plan

Signature Page
December 31, 2002 and 2001

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Johnson Controls, Inc. Benefits Administrative Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

JOHNSON CONTROLS
SAVINGS AND INVESTMENT (401K) PLAN

By: 

Stephen A. Roell
Senior Vice President and
Chief Financial Officer
JOHNSON CONTROLS, INC.

June 25, 2003

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-66073) of Johnson Controls, Inc. of our report dated June 18, 2003 relating to the financial statements of the Johnson Controls Savings and Investment (401k) Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Milwaukee, Wisconsin
June 25, 2003

Johnson Controls Savings and Investment (401k) Plan

Index to Exhibits

Exhibit No.	Description
99.1	Registrant's Certification of Periodic Report by the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.2	Registrant's Certification of Periodic Report by the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

EXHIBIT 99.1

CERTIFICATION OF PERIODIC FINANCIAL REPORTS

I, John M. Barth, President and Chief Executive Officer of Johnson Controls, Inc., certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Annual Report on Form 11-K of the Johnson Controls Savings and Investment (401k) Plan (the "Plan") for the year ended December 31, 2002 (the "Periodic Report") which this statement accompanies fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)) and

(2) information contained in the Periodic Report fairly presents, in all material respects, the financial condition and results of the Plan.

Dated: June 25, 2003



John M. Barth

EXHIBIT 99.2

CERTIFICATION OF PERIODIC FINANCIAL REPORTS

I, Stephen A. Roell, Senior Vice President and Chief Financial Officer of Johnson Controls, Inc., certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Annual Report on Form 11-K of the Johnson Controls Savings and Investment (401k) Plan (the "Plan") for the fiscal year ended December 31, 2002 (the "Periodic Report") which this statement accompanies fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)) and

(2) information contained in the Periodic Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Dated: June 25, 2003



Stephen A. Roell